UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

For the month of October, 2018

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

British Virgin Islands	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously disclosed, Dragon Jade International Limited (the "Company") entered into certain Share Sale and Purchase Agreement on August 24, 2018 (the "First Purchase Agreement") with Greater China Wine Distributor Ltd. ("Greater China") pursuant to which the Company agreed to acquire 80% of the issued and outstanding share capital of Greater China's subsidiary, China Management Services Limited ("CMSL"), for HK$2 million in cash and 100,000 restricted ordinary shares (the "Acquisition").

Upon completion of due diligence by the Company, the Company and Greater China agreed to terminate the Acquisition and the First Purchase Agreement. The Company therefore was voided the obligation to pay HK$2 million in cash and issue 100,000 ordinary shares as considerations.

Concurrently, the Company entered into a new Share Sale and Purchase Agreement with Greater China on October 3, 2018 (the "Second Purchase Agreement") pursuant to which the Company agreed to purchase 100% issued and outstanding share capital of Montrose Food & Wine H.K. Limited, a wholly-owned subsidiary of Greater China ("Montrose HK"), in consideration of HK$2 million in cash and 100,000 restricted ordinary shares. Montrose HK's business primarily focuses on importing and distribution of fine wine within Hong Kong and Macau SAR. The Company plans to market and sell its future healthcare products and services through Montrose HK's existing distribution channels.

The Second Purchase Agreement includes customary representations, warranties and covenants of the Company and Seller.

The foregoing description of the Second Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Purchase Agreement, a copy of which is filed as Exhibit 2.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Sale and Purchase Agreement, dated as of October 3, 2018, between Dragon Jade International Limited and China Management Services Limited

99.1	Press Release – Dragon Jade to Restructure Montrose Group Acquisition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Jade International Limited

By:	/s/ Yat Man, Lai
Yat Man, Lai
Chief Executive Officer

Date: October 9, 2018

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